July 26, 2013

Magnum Hunter Resources Corporation
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

Re:    Evaluation Summary
Magnum Hunter Resources Corp. Interests
Total Proved Reserves
As of June 30, 2013

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Ladies and Gentlemen:

As requested, this report was prepared on July 26, 2013 for Magnum Hunter Resources Corporation (“MHR”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests. We have evaluated 100% of MHR reserves, which are made up of oil and gas properties in various fields throughout the United States and Canada. This evaluation utilized an effective date of June 30, 2013, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:
Proved    Proved
Developed    Developed    Proved    Proved    Total         Producing    Non-Producing    Developed    Undeveloped    Proved
Net Reserves
Oil    - Mbbl    12,576.7    462.8    13,039.5    9,203.7    22,243.3
Gas    - MMcf    111,614.6    3,749.5    115,364.1    56,373.2    171,737.3
NGL    - Mbbl    4,264.4    101.9    4,366.4    2,581.4    6,947.8
Revenue
Oil    - M$    1,061,571.2    38,514.1    1,100,085.3    751,107.5    1,851,192.8
Gas    - M$    435,223.5    14,022.3    449,245.7    227,755.6    677,001.3
NGL    - M$    160,085.9    3,944.8    164,030.8    104,006.8    268,037.6

Canada Royalties & Credits    - M$    27,234.7    0.0    27,234.7    0.0    27,234.7
Severance Taxes    - M$    107,431.6    4,085.5    111,517.1    88,115.3    199,632.4
Ad Valorem Taxes    - M$    16,643.7    697.1    17,340.8    8,892.9    26,233.7
Operating Expenses    - M$    410,759.9    8,930.5    419,690.4    167,498.6    587,189.0
Other Deductions    - M$    241,479.9    6,012.8    247,492.7    138,859.0    386,351.7
Investments    - M$    0.0    5,902.9    5,902.9    279,623.1    285,526.0
Net Cash Flows    - M$     853,330.8    30,852.3    884,183.1    399,881.1    1,284,064.2
Discounted @ 10%     - M$    508,840.2    18,089.2    526,929.5    139,439.3    666,368.8
(Present Worth)

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100    306 WEST SEVENTH STREET, SUITE 302    1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1107    FORT WORTH, TEXAS 76102-4987    HOUSTON, TEXAS 77002-5008
512-249-7000    817- 336-2461    713-651-9944
www.cgaus.com

income taxes. The “Canada Royalties & Credits” shown in the composite summary are not shown as an expense in the remaining tables presented herein. However, the costs are included in the cash flow. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.

Presentation
This report presents two different pricing scenarios, which include the SEC Pricing case and a Strip Pricing case. The SEC Pricing case is divided into five main sections: Within each main section, the reserves are categorized further by the following reserve categories as applicable: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). The Williston Hunter reserves have been presented in composite, and with the United States and Canadian assets shown separately. Within each reserve category section are Tables I and Summary Plots. Tables II are also included in all cases except for summary sections. The Tables I present composite reserve estimates and economic forecasts for the particular reserve category or property grouping. The Summary Plots are composite rate-time history-forecast curves for the corresponding Table I. Following certain Summary Plots are Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

The Strip Pricing sensitivity case is presented in the Appendix, with the price deck described in more detail below. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix.

Hydrocarbon Pricing
The base SEC oil and gas prices calculated for June 30, 2013 were $91.60/bbl and $3.46/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) from July 2012 - June 2013 and the base gas price is based upon Henry Hub spot prices (EIA) from July 2012 – June 2013. As requested by MHR, an additional Strip Pricing case was prepared and is presented in the Appendix. The Strip Pricing case oil and gas prices were applied based on a NYMEX futures strip price deck as quoted on June 28, 2013 and is provided below.

SEC Pricing    Strip Pricing
WTI Cushing    Henry Hub    WTI Cushing    Henry Hub
Oil Price    Gas Price    Oil Price    Gas Price
    Year    $/STB    $/MMBTU    $/STB    $/MMBTU
    2013    91.60    3.46    95.66    3.63
    2014    “    “    90.62    3.91

Magnum Hunter Resources Corporation
June 26, 2013

    2015    “    “    85.94    4.14
    2016    “    “    83.05    4.33
    2017    “    “    81.19    4.57
Thereafter    91.60    3.46    81.19    4.57

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. Natural gas liquid (NGL) prices were applied as a percentage of WTI. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $83.225 per barrel for oil, $3.942 per MCF for gas and $38.579 per barrel for NGL’s. All economic factors were held constant in accordance with SEC guidelines. Canadian royalties and credits are incorporated into the prices received in the associated accompanying tables. Gross Canadian price differentials were all applied as deducts as calculated.

Economic Parameters
Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by MHR and were thoroughly reviewed by us for accuracy and completeness where available. In some cases, data was accepted as provided. Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 298 proved undeveloped locations, which includes one (1) location in the MHR Production asset group (Louisiana), two (2) locations in the Shale Hunter asset group (Texas), 145 locations in the Triad Hunter asset group (West Virginia/Kentucky) and 150 locations in the Williston Hunter US asset group (North Dakota). Each of these drilling locations proposed as part of MHR’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, MHR has indicated they have every intent to complete this development plan within the next five years. Furthermore, MHR has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods
The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Magnum Hunter Resources Corporation
June 26, 2013

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for MHR properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion
The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Magnum Hunter Resources Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

W. Todd Brooker, P. E.
Senior Vice President